Exhibit 5

FOR IMMEDIATE RELEASE	6 SEPTEMBER 2016

WPP PLC (“WPP”)

Xaxis’ plista acquires real-time content analytics company, Linkpulse in Norway

WPP announces that plista, a provider of data-driven native advertising and part of Xaxis, WPP’s global programmatic media company, has acquired Linkpulse, a real-time content analytics company.

Based in Oslo, Linkpulse works with over 120 publishers in Europe, enabling them to track the performance of articles across devices via customized dashboards and alerts. For example, using Linkpulse’s technology, editors can test the performance of headlines and images in real-time.

Incorporating Linkpulse’s technology into the plista service offering further strengthens plista’s position as a one-stop partner for publishers wishing to maximise engagement with, and monetisation of, their content. The companies have worked closely together for the past two years.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its digital capabilities. WPP’s digital revenues were over US$7 billion in 2015, representing 37% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Collectively, WPP’s media investment management businesses, which include Xaxis (and also includes associates), generate worldwide revenues of over US$5 billion and employ over 28,000 people.

In Scandinavia, WPP companies (including associates) collectively generate revenues of almost US$500 million and employ over 2,500 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP